

Mail Stop 3720

October 10, 2007

Mr. Donald R. Breivogel, Jr.
Senior Vice President and Chief Financial Officer
American General Finance Corporation
601 N.W. Second Street
Evansville, IN 47708

      Re: **American General Finance Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed February 25, 2007

             Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and
             June 30, 2007
             File No. 1-6155

Dear Mr. Breivogel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director